                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          For the Month of October 2000

                            PARADIGM GEOPHYSICAL LTD.
                           --------------------------
                 (Translation of Registrant's Name into English)

   Shenkar Street 9, Gav Yam Center No.3, P.O.B. 2061 Herzlia B, Israel 46120
   --------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F   /X/    Form 40-F   / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes   / /   No   /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82--------

         Attached to the Registrant's Form 6-K for the month of October 2000 and incorporated by reference herein is the Registrant's Proxy Statement dated October 24, 2000.

SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             PARADIGM GEOPHYSICAL LTD.
                                             (Registrant)



                                             By:      /s/   Jonathan Keller
                                                 -------------------------------
                                                      Jonathan Keller
                                                      Company Secretary


Dated:  26 October, 2000

                           PARADIGM GEOPHYSICAL LTD.
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                                                October 24, 2000

     Notice is hereby given that the Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting") of Paradigm Geophysical Ltd. ("Paradigm" or the "Company") will be held on November 30, 2000, at the offices of the Company, located at 9 Shenkar Street, Gav Yam Center No. 3, Herzlia Pituach, 46120, Israel, at 10:30 A.M. local time, for the following purposes:

     (a) To elect six directors to hold office pursuant to the Company's Articles of Association;

     (b) To appoint two External Directors as required by the Israeli Companies Law, 1999;

     (c) To approve and adopt the Amended and Restated Articles of Association of the Company;

     (d) To approve the indemnification of the Company's officers and Directors in advance with respect to certain liabilities and in certain amounts;

     (e) To approve the Auditors' Report, the Directors' Report and the Audited Consolidated Financial Statements of the Company and its subsidiaries for the year ended December 31, 1999; and

     (f) To reappoint the Company's auditors and to authorize the Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services.

     Shareholders of record at the close of business on October 21, 2000 are entitled to notice of and to vote at the Meeting.

     Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the enclosed pre-addressed envelope. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxy and vote their shares in person.

     In accordance with the Company's Articles of Association, all proxies must be received by American Stock Transfer and Trust Company, the Company's transfer agent, or by the Company at its registered office, located at 9 Shenkar Street, Gav Yam Center No. 3, Herzlia Pituach, 46120, Israel, at least 48 hours prior to the Meeting to be validly included in the tally of Ordinary Shares voting at the Meeting.

     Joint holders of Ordinary Shares should take note that, pursuant to Article 98 of the Articles of Association of the Company, the vote of the senior of the joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Register of Members.

                                          By Order of the Board of Directors,

                                          ]ELDAD WEISS
                                          Chairman of the Board of Directors

THE ANNUAL REPORT OF THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999, INCLUDING AUDITED CONSOLIDATED FINANCIAL STATEMENTS, IS ENCLOSED, BUT IS NOT PART OF THE PROXY SOLICITATION MATERIALS.

                           PARADIGM GEOPHYSICAL LTD.
                     9 SHENKAR STREET, GAV YAM CENTER NO. 3
                         HERZLIA PITUACH, 46120, ISRAEL
                            ------------------------

                                PROXY STATEMENT
                            ------------------------

     This proxy statement is furnished to the holders of Ordinary Shares, NIS
0.50 nominal value per share (the "Ordinary Shares"), of Paradigm Geophysical Ltd., an Israeli company ("Paradigm" or the "Company"), in connection with the solicitation of proxies for use at the Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting") scheduled to be held on November 30, 2000, at the offices of the Company, 9 Shenkar Street, Gav Yam Center No. 3, Herzlia Pituach, 46120, Israel at 10:30 A.M. local time or at any adjournment or postponement thereof. A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke their proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by a proxy in the enclosed form, if the proxy is properly executed and received by the Company prior to the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described below.

     It is proposed that at the Meeting: (a) six members of the Board of Directors be elected; (b) two External Directors be elected according to the Israeli Companies Law; (c) the Amended and Restated Articles of Association of the Company be approved and adopted; (d) the indemnification of the Company's officers and Directors in advance with respect to certain liabilities and in certain amounts be approved; (e) the Auditors' Report, Directors' Report and Audited Consolidated Financial Statements of the Company be presented and approved; and (f) the Company reappoint its auditors and authorize the Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services.

     The Company is not aware at this time of any other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy to vote on such matters in accordance with their best judgment.

     Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies will be mailed on or about October 27, 2000 to shareholders of record at the close of business on October 21, 2000, and will be solicited mainly by mail, but additional solicitation may be made by telephone, telecopier or other means of communication or personal contact by certain officers, directors and regular employees of the Company, none of whom will receive any additional compensation therefor. The Company will bear the cost of solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

                       OUTSTANDING SHARES, VOTING RIGHTS
                            AND BENEFICIAL OWNERSHIP

     The Company had outstanding, as of October 4, 2000, 14,691,902 Ordinary Shares, each of which is entitled to one vote upon the matters to be presented to the Annual General Meeting. Only shareholders of record at the close of business on October 21, 2000 will be entitled to vote at the Meeting. The quorum at the Meeting shall be at least two members present in person or by proxy, holding or representing at least one-third of the total outstanding Ordinary Shares of the Company.

     The following table sets forth, as of October 4, 2000, the number of Ordinary Shares of the Company owned by (i) all persons known to the Company to own beneficially more than 10% of the Company's Ordinary Shares and (ii) all directors and officers as a group.

                                                                 NUMBER OF         PERCENT OF
                                                              ORDINARY SHARES    ORDINARY SHARES
NAME AND ADDRESS                                                   OWNED           OUTSTANDING
----------------                                              ---------------    ---------------
Shamrock Holdings Inc. .....................................     1,649,943            11.2%
4444 Lakeside Drive
Burbank, California 91510-7774
U.S.A
Compagnie Generale de Geophysique...........................     1,500,000            10.2%
1, Rue Leon Migaux
91302 Massy Cedex, France
Mashov Gruss Investments Ltd................................     1,497,766            10.2%
5 Haplada St., Or Yehuda 60219
Israel
All officers and directors as a group(1) (11 persons).......       768,567             5.1%

--------------------------------------------------------------------------------
(1) Comprised of 246,782 Ordinary Shares and options to purchase 482,885 Ordinary Shares of the Company which were exercisable within 60 days of September 30, 2000.

                             ELECTION OF DIRECTORS

     The Board of Directors proposes to elect six directors set out below. Eldad Weiss is a director by virtue of his office as Chief Executive Officer of the Company.

     If a nominee should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy in accordance with their judgment. The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as directors.

     The nominees as directors, their present principal occupations or employment, ages and the year in which each first became a director are:

                                                    PRINCIPAL OCCUPATION
NAME                                                   OR EMPLOYMENT        AGE    YEAR OF APPOINTMENT
----                                                --------------------    ---    -------------------
Jacob Dunietz.....................................        Director          44            1993
Erel Margalit.....................................        Director          37            1995
Elie Barr.........................................        Director          53            1996
Jay Seid..........................................        Director          39            1999
Michael Geiger....................................        Director          62            1999
Thierry Le Roux...................................        Director          46

     JACOB DUNIETZ has served as a Director since July 1993 and served as Chairman of the Board of Directors of the Company from July 1993 until July 1999. Mr. Dunietz is Chief Executive Officer and a Director of Magic Software Enterprises Ltd., an Israeli software Company whose securities are publicly-traded on the Nasdaq National Market. Mr. Dunietz is a member of the Board of Directors of BVR Technologies Ltd., a holding company, whose securities are publicly traded on the Nasdaq National Market, and of Dunietz Brothers Ltd., a construction and real estate Company, whose securities are publicly traded on the Tel Aviv Stock Exchange, and he also serves as a member of the Board of Directors of all of its subsidiaries. Until December 1999, Mr. Dunietz was Chief Executive Officer and a Director of Mashov Computers Ltd., a publicly-traded holding Company, which is quoted on the Tel Aviv Stock Exchange.

     EREL MARGALIT has served as a Director since May 1995. Mr. Margalit is the General Partner of each of two venture capital funds, Jerusalem Pacific Ventures
(1994) L.P. and Jerusalem Venture Partners (1997) L.P., which he founded, targeted at early stage communications and software and e-commerce companies in Israel. Mr. Margalit also serves on the Boards of Directors of several privately-held companies. From 1990 to 1993, Mr. Margalit was Director of Business Development for the City of Jerusalem.

     ELIE BARR has served as a Director since June 1996. Mr. Barr has been a Managing Partner of Mofet Israel Technology Fund since 1996. Prior to that, Mr. Barr was a consultant to high-tech companies and certain governmental entities. From 1992 to 1995, Mr. Barr was an Executive Vice President of Teledata Communications Ltd., a telecommunications Company.

     JAY SEID has served as a Director since April 1999. Mr. Seid is a Managing Director of Bachow & Associates Inc. Prior to joining Bachow & Associates Inc. in December 1992, Mr. Seid was President of Judicate, Inc., a publicly traded nationwide provider of alternative dispute resolution (mediation and arbitration) services. Previously, he was an attorney specializing in mergers and acquisitions at Wolf, Block, Schorr and Solis-Cohen in Philadelphia. Mr. Seid is a member of the Board of Directors of OutSource International. Inc,, Vista Information Solutions, Inc. and Berger Holdings, Ltd. Mr. Seid also serves on the Boards of Directors of several privately-held companies.

     MICHAEL GEIGER has served as a Director since May 1999. Mr. Geiger has been a senior international consultant to the Shamrock International Group since 1987. Mr. Geiger serves on the supervisory board of Netia Holdings and is a director of Tel Ad Jerusalem studios and Formula Ventures Ltd. Mr. Geiger served as a consultant to Occidental Petroleum Corporation for their energy and chemical industry activities in Israel. Mr. Geiger is a Governor of Tel-Aviv University.

     THIERRY LE ROUX has served as Senior Executive Vice-President of Compagnie Generale de Geophysique ("CGG"), a French company, whose securities are publicly quoted on the New York Stock Exchange and the Paris Stock Exchange, since October 1998. From January 1995 until September 1998 Mr. Le Roux served as Executive Vice-President of CGG. Mr Le Roux has served as Chairman and Chief Executive Officer of Sercel S.A , a French company which is a subsidiary of CGG since June 1995. Mr Le Roux is a Director of Consotium Francais de Localisation S.A., Mobiloc S.A.S and Interactive Network Technologies Inc. From 1996 until 1998 Mr. Le Roux was a Director of Dassault Sercel Navigation Positionnement S.A.

     Under the Articles of Association of the Company, the Chairman of the Board does not cast the deciding vote in the event of a tie.

           THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION
               OF THE ABOVE NOMINEES AS DIRECTORS OF THE COMPANY

THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE ORDINARY SHARES REPRESENTED AT THE MEETING IN PERSON OR BY PROXY AND VOTING THEREON WILL BE NECESSARY FOR SHAREHOLDER APPROVAL OF THE ELECTION OF THE ABOVE NOMINEES AS DIRECTORS OF THE COMPANY.

                         ELECTION OF EXTERNAL DIRECTORS

     Under the new Israeli Companies Law which came into effect on February 1, 2000, Israeli companies whose shares have been offered to the public in or outside of Israel (such as the Company) are required to appoint two people to serve as external directors on the board of directors of the company. The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity controlled by that person has at the date of appointment, or has had at any time during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term "affiliation" includes:

     - an employment relationship;

     - business or professional relationship maintained on a regular basis;

     - control; or

     - service as an officer.

     No person can serve as an external director if the person's position or other business creates, or may create, conflict of interests with the person's responsibilities as an external director or if such position or other business may impair such director's ability to serve as an external director. No person who is a director in one company can serve as an external director in another company, if at that time a director of the other company serves as an external director in the first company. The Companies Law further provides that when, at the time of appointment of an external director, all members of the board of directors of the company are of one gender, then the external director appointed shall be of the other gender.

     External directors are appointed by a majority vote at a shareholders' meeting, provided that either: (1) the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of appointment of the director or (2) the total number of shares of non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company. The initial term of an external director will be three years and may be extended for an additional three-year period. Each committee of the Company's board of directors will be required to include at least one external director and all external directors must be members of the Company's audit committee. Regulations promulgated under the Companies Law provide that the applicability of the Companies Law with respect to the nomination by an Israeli company whose shares are publicly traded outside Israel (such as the Company) only shall commence August 1, 2000. These regulations also provide that, with respect to a company whose shares are publicly traded outside Israel only, the external directors do not have to be residents of Israel.

     An external director is entitled to consideration and to the refund of expenses, only as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other consideration, directly or indirectly, in connection with service provided as an external director. Nevertheless, the grant of an exemption from liability for breach of fiduciary duty or duty of care, an undertaking to indemnify, indemnification or insurance under the provisions of the Companies Law shall not be deemed as consideration. Under the Companies Law, an external director cannot be dismissed from the office unless:

     - the board of directors determines that the external director no longer meets the requirements for holding such office, as set forth in the Companies Law or that the director is in breach of his or her fiduciary duties to the company and the shareholders of the company vote (by the same majority required for the appointment) to remove the external director after the external director has been given the opportunity to present his or her position;

     - an Israeli court determines, upon a request of a director or a shareholder, that the director no longer meets the requirements for holding such office as set forth in the Companies Law or that the director is in breach of his or her fiduciary duties to the company; or

     - the court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of certain crimes as specified in the Companies Law.

     The Company proposes that General.(res.) Zvi Zamir and Ms. Mary Safrai be appointed as the Company's External Directors to hold office according to the provisions of the Companies Law and that they be paid the maximum amount permitted under the Companies Law and the regulations thereunder or such lesser amount as determined by the Board of Directors. The brief biographies of the nominees to act as External Directors are as follows:

          ZVI ZAMIR is a director of The Israel Corporation, Pardess Industries, Magor Holdings and Lapidoth Israel Oil Exploration, whose securities are publicly traded on the Tel Aviv Stock Exchange. Gen.(res.) Zamir is also a director of Oil Refineries Ltd. owned jointly by the government of Israel and The Israel Corporation and of several private companies and public bodies. Gen(res.) Zamir occupied several senior positions in the Israel Defence Forces and was a member of its general staff. Gen.(res.) Zamir was Israel's military and defence attache in the UK and Scandinavia and from 1968 to 1974 was the head of the Mossad, Israel's secret service.

          MARY SAFRAI was Financial analyst with responsibility for the coverage of oil service, exploration and production companies at Carl H. Phorzheimer & Co. in New York between 1996 and 2000. Ms. Safrai served as Committee Chairman of the New York Society of Security Analysts energy group. Ms. Safrai is a member of the National Association of Petroleum Investment Analysts and the Oil Analysts Group of New York.

        THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPOINTMENT OF
      GEN(RES.) ZAMIR AND MS. SAFRAI AS EXTERNAL DIRECTORS OF THE COMPANY
              TO HOLD OFFICE IN ACCORDANCE WITH THE COMPANIES LAW

THE NOMINEES MUST BE ELECTED AT THE MEETING BY MAJORITY VOTE, PROVIDED THAT
EITHER: (1) THE MAJORITY OF SHARES VOTED AT THE MEETING, INCLUDING AT LEAST ONE THIRD OF THE SHARES OF NON-CONTROLLING SHAREHOLDERS VOTED AT THE MEETING, VOTE IN FAVOR OF APPOINTMENT OF THE DIRECTOR, OR (2) THE TOTAL NUMBER OF SHARES OF NON-CONTROLLING SHAREHOLDERS VOTED AGAINST THE ELECTION OF THE DIRECTOR DOES NOT EXCEED ONE PERCENT OF THE AGGREGATE VOTING RIGHTS IN THE COMPANY.

            APPROVAL OF AMENDED AND RESTATED ARTICLES OF ASSOCIATION

     The Company's existing Articles of Association have been in force since the Company made its initial public offering in June 1998. However, due to changes in circumstances and particularly, the entering into force of the new Israeli Companies law of February 1, 2000, the Company's Articles of Association are outdated and, the Company believes do not provide it or the shareholders with the flexibility which a Company requires. The Board of Directors proposes that the Company adopt an Amended and Restated Articles of Association. A copy of the proposed form of Amended and Restated Articles of Association is available for review at the Company's offices in Israel during normal business hours or will be sent to shareholders upon request.

     Some of the most significant changes relative to the existing Articles of Association, include:

     - The existing Articles of Association contain certain provisions which were effective prior to the Company's initial public offering and are no longer relevant.

     - The ability of the Board of Directors to declare dividends (in cash or in kind) to shareholders (the existing Articles of Association require shareholders' approval).

     - All decisions which under the existing Articles of Association and the Israeli law in force until February 1, 2000 required that the amendments to the Articles of Association and a number of other decisions like the increase of share capital, share splits and other recapitalizations required the approval of at least 75% of the shareholders present and voting at a special meeting of shareholders. As permitted under the new Companies Law, according to the proposed Amended and Restated Articles of Association, these decisions will require a simple majority of shareholders present and voting at any shareholders meeting (with the exception of Article 100 which deals with certain business combinations the amendment to which requires the affirmative vote of at least 75% of the Shareholders present (in person or by proxy) at the Meeting and voting on the resolution).

     - The Company is permitted to purchase its own shares in certain circumstances (this was previously prohibited).

     - The existing Articles of Association require a quorum of one third of the total outstanding shares at any meeting of shareholders; the proposed Amended and Restated Articles of Association will reduce this to twenty five percent (25%).

     The aforesaid is only a very brief summary and is qualified in its entirety by the full form of the proposed Amended and Restated Articles of Association.

             THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL
              OF THE AMENDED AND RESTATED ARTICLES OF ASSOCIATION.

      THIS RESOLUTION REQUIRES THE AFFIRMATIVE VOTE OF AT LEAST 75% OF THE
                              SHAREHOLDERS PRESENT
      (IN PERSON OR BY PROXY) AT THE MEETING AND VOTING ON THIS RESOLUTION

        APPROVAL OF INDEMNIFICATION OF DIRECTORS AND OFFICERS IN ADVANCE

     The Companies Law permits a company to insure a director and a officer in respect of liabilities incurred by him by reason of acts or omissions committed in his capacity as a director or officer with respect to: a breach of the director's or officer's duty of care to the company or to another person, or a breach of the director's or officer's fiduciary duty to the company, to the extent that he acted in good faith and had reasonable cause to believe that the act would not prejudice the company. Furthermore, the Companies Law provides that a company can indemnify a director or officer for monetary liabilities or obligations imposed upon him in favor of other persons pursuant to a court judgement, including a compromise judgement or an arbitrator's decision approved by a court, and reasonable litigation expenses, including attorney's fees, actually incurred by the director or officer or imposed upon him by a court, in an action, suit or proceedings brought against him by or on behalf of the company or by other persons, in connection with a criminal action from which he was acquitted or in connection with a criminal action which does not require proof of criminal intent in which he was convicted, in each case by reasons of acts or omissions of such person in his capacity as director or officer.

     Furthermore, the Companies Law provides that the company's articles of association may provide for indemnification of a director or officer after the fact and may also provide that a company may undertake to indemnify a director or officer in advance, provided such undertaking is limited to types of occurrences which, in the opinion of the company's board of directors, are, at the time of the undertaking, foreseeable and, to an amount the board of directors has determined is reasonable in the circumstances.

     The Company's Articles of Association, as presently in effect, allow the Company to insure and indemnify director's and officer's to the fullest extent permitted by law except that the Company's shareholders have not yet approved the indemnification of director's and officer's in advance and the required amendments to its Articles of Association. The requisite shareholder approval is being sought, and these amendments are being proposed as part of the Amended and Restated Articles of Association for which shareholder approval is being sought, at the Meeting, as described below. The Company has previously approved indemnification for officers and directors according to the then prevailing law in Israel.

     It is proposed that the Shareholders adopt the following resolution:

     "OFFICER AND DIRECTOR INDEMNIFICATION

     That it is deemed in the best interest of the Company and its shareholders to enter into indemnification agreements with its officers and directors pursuant to indemnification agreements in substantially the form attached hereto as EXHIBIT A, together with any such changes thereto determined by the Chief Executive Officer of the Company, (or in the case of his indemnification agreement, as determined by the Chief Financial Officer of the Company), to be desirable (subject to the provisions of the Israeli Companies Law), such determination to be conclusively presumed by such officer's execution and delivery of definitive indemnification agreements, and such agreements are hereby approved and adopted.

     That the Shareholders of this Company believe it to be in the best interests of the Company and its shareholders to enter into indemnification agreements with all directors and officers of the Company and to approve in advance indemnification of such individuals pursuant to the terms of the indemnification agreements up to the amount, each individually or in the aggregate, of $10,000,000.

             THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL
  OF THE INDEMNIFICATION OF COMPANY DIRECTORS AND OFFICERS AS SET FORTH ABOVE.

THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE ORDINARY SHARES REPRESENTED AT THE MEETING IN PERSON OR BY PROXY AND VOTING THEREON WILL BE NECESSARY FOR SHAREHOLDER APPROVAL OF THE INDEMNIFICATION AGREEMENTS WITH ALL DIRECTORS AND OFFICERS OF THE COMPANY AND TO APPROVE IN ADVANCE INDEMNIFICATION OF SUCH INDIVIDUALS.

                    APPROVAL OF AUDITORS' REPORT, DIRECTORS'
              REPORT AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS

     At the Meeting, the Auditors' Report, Directors' Report and Audited Consolidated Financial Statements of the Company and its subsidiaries for the fiscal year ended December 31, 1999, will be presented. The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon will be necessary for shareholder approval of the Auditors' Report, Directors' Report and Audited Consolidated Financial Statements of the Company and its subsidiaries for the fiscal year ended December 31, 1999.

 THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE AUDITORS' REPORT, DIRECTORS' REPORT AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY
       AND ITS SUBSIDIARIES FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999.

THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE ORDINARY SHARES REPRESENTED AT THE MEETING IN PERSON OR BY PROXY AND VOTING THEREON WILL BE NECESSARY FOR SHAREHOLDER APPROVAL OF THE AUDITORS' REPORT, DIRECTORS' REPORT AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY AND ITS SUBSIDIARIES FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999.

                            APPOINTMENT OF AUDITORS

     Kost, Forer & Gabbay, Certified Public Accountants (Israel) and a member of Ernst & Young International, has been nominated by the Board of Directors of the Company for reappointment as auditors of the Company for the fiscal year ending December 31, 2000, and their remuneration shall be fixed by the Board of Directors according to the volume and nature of their services. They have no relationship with the Company or with any affiliate of the Company except as auditors.

   THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE REAPPOINTMENT
              OF KOST, FORER & GABBAY AS AUDITORS OF THE COMPANY.

     THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE ORDINARY SHARES REPRESENTED AT THE MEETING IN PERSON OR BY PROXY AND VOTING THEREON WILL BE NECESSARY FOR SHAREHOLDER APPROVAL OF THE REAPPOINTMENT OF KOST, FORER & GABBAY AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2000.

                                 OTHER BUSINESS

     Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

                                          By Order of the Board of Directors,

                                          ELDAD WEISS
                                          Chairman of the Board of Directors

Dated: October 24, 2000

                                                                       EXHIBIT A

                           PARADIGM GEOPHYSICAL LTD.
                              Gav Yam Center No. 3
                                 9, Shenkar St.
                                Herzliya B 46120
                                     Israel

                           INDEMNIFICATION AGREEMENT

To:                                                                        Date:
                                                        ------------------------

------------------------------

------------------------------

Dear
------------------------

WHEREAS it is in the best interest of Paradigm Geophysical Ltd. (the "COMPANY") to retain and attract as directors, officers and/or employees the most capable persons available, and such persons are becoming more reluctant to serve publicly-held companies unless they are provided with adequate protection thorough insurance, indemnification and exculpation in connection with such service; and

WHEREAS you are a director, officer and/or employee of the Company, or one of its subsidiaries that serves as an "office holder" as that term defined in the Companies Law -- 1999 ("OFFICE HOLDER", "LAW") and in order to enhance your continued service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification and exculpation to the fullest extent permitted by law; and

WHEREAS the board of directors of the Company (the "BOARD") and the Shareholders of the Company have resolved that the Company shall indemnify and exculpate you as further specified below and the general meeting of the shareholders of the Company has approved that resolution.

NOW, THEREFORE, in consideration of your continuing to serve the Company, the Company hereby undertakes to indemnify you in advance in respect of:

1. INDEMNIFICATION

The Company shall indemnify you, to the maximum extent permitted by applicable law, for the following ("Indemnifiable Events"):

     1.1 Any financial obligation imposed on you in favor of a third party by a court judgment, including a compromise judgment approved by court (provided that the Company approved the compromise in advance) or an arbitrator's award approved by court (provided that it was given pursuant to arbitration agreed to by the Company in advance), for an act or omission performed by you in your capacity as an Office Holder.; and

     1.2 reasonable legal expenses, including attorneys' fees, expended by or charged to you or adjudicated against you by a court in a proceeding commenced against you by the Company or on its behalf or by another person, or in a criminal charge from which you were acquitted, or in a criminal charge that does not require intent, in which you were convicted, all for an act or omission performed in your capacity as an Office Holder.

2. Without derogating from the aforesaid the said indemnity shall apply in certain foreseeable events and up to a feasible amount under the circumstances, as the Board shall determine and shall not apply with respect to:

     2.1 a breach of a fiduciary duty, except for a breach of a fiduciary duty to the Company while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

     2.2 a willful breach of the duty of care or reckless or with disregard for the circumstances or to the consequences of a breach of the duty of care;

     2.3 an act with intent to unlawfully realize personal gain; or

     2.4 a fine or monetary composition imposed for an offense.

3. The provisions of Section 1 above to the contrary notwithstanding, no payment hereunder shall be made to you in connection with an Indemnifiable Event for which payment is actually paid to you under a valid and collectible insurance policy or under a valid and enforceable agreement, except in respect of any excess beyond the payment under such insurance or agreement.

If so requested by you, the Company shall advance an amount (or amounts) estimated by it to cover your reasonable legal expenses, including attorneys' fees, with respect to which you are entitled to be indemnified under Section 1 above. The obligation of the Company to make such advances shall be subject to the condition that, if, when and to the extent that it is determined that you were not entitled to be so indemnified under applicable law, you hereby agree to promptly reimburse the Company for all such amounts theretofore advanced.

As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4. The total amount of indemnification that the Company undertakes towards all persons whom it has been resolved to indemnify pursuant to the above resolutions, jointly and in the aggregate, shall not exceed the greater of:

     4.1 An amount equal to 10 Million US Dollars, according to the representative rate of exchange, or any other official rate of exchange that may replace it, at the time of indebtedness; or

     4.2 The amount adjudicated against you jointly and severally with others who the Company has not resolved to indemnify pursuant to the above resolutions -- the amount adjudicated against you subject to the limitations in paragraph 4.1 plus the amount adjudicated against such others if their portion is not collected for any reason.

5. The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

NOTIFICATION AND DEFENSE OF CLAIM

6. Promptly after receipt by you of notice or any other indication of any claim or of the commencement or threatened commencement of any action, suit or other proceeding which may give rise to an Indemnifiable Event, you will notify the Company in writing thereof and you will deliver to the Company or pursuant to its instructions, without delay, and all documents which you received or will receive in connection therewith.

7. Notwithstanding any other provision of this Agreement, with respect to any claim, action, suit or other proceeding which may give rise to an Indemnifiable
Event: (other than with respect to proceedings that have been initiated against you by the Company or in its name).

     7.1 The Company will be entitled to participate therein at its discretion and expense;

     7.2 You shall fully cooperate with the Company and provide any reasonable assistance requested by the Company to it and its counsel including, but not limited to, the execution of power(s) of attorney and other documents, at the expense of the Company; and

     7.3 To the extent that it may so desire, the Company shall be entitled to assume the exclusive defense thereof and to settle the same as it sees fit, with counsel satisfactory to the Company, provided that you do not object, on reasonable grounds, to the Company's choice of counsel.

8. After notice from the Company to you of its election to so assume the defense thereof, the Company shall not be liable to you under this Agreement for any legal expenses, including attorneys' fees, subsequently incurred by you in connection with the defense thereof.

9. The Company shall not be liable to indemnify you under this Agreement for any amounts paid in settlement of any claim, action, suit or other proceeding effected without the Company's written consent.

EXCULPATION

10. Subject to the provisions of the Companies Law, the Company will exculpate you from liability, or any party of a liability, for damages sustained by a breach of duty of care to the Company.

GOVERNING LAW

11. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Israel.

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents thereof.

Very truly yours,

PARADIGM GEOPHYSICAL LTD.

By:
--------------------------------------

Title:
--------------------------------------

ACKNOWLEDGMENT OF AGREEMENT:

--------------------------------------

Date:
--------------------------------------

                         PLEASE DATE, SIGN AND MAIL YOUR
                      PROXY CARD BACK AS SOON AS POSSIBLE!

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                            PARADIGM GEOPHYSICAL LTD.

                                NOVEMBER 30, 2000



                 Please Detach and Mail in the Envelope Provided



A /X/     PLEASE MARK YOUR
          VOTES AS IN THIS
          EXAMPLE.



                                                                WITHHOLD
                               FOR                              AUTHORITY
                          all nominees                  to vote for all nominees
                         listed at right                    listed at right.
1. The Election                / /                                / /                     NOMINEES:   Mr. Jacob Dunietz
   of the                                                                                             Mr. Erel Margalit
   Nominees                                                                                           Mr. Elie Barr
   listed at                                                                                          Mr. Jay D. Seid
   right as                                                                                           Mr. Michael Geiger
   Directors                                                                                          Mr. Thierry Le Roux

(INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, STRIKE A LINE THROUGH THE NOMINEE'S NAME IN THE LIST AT RIGHT.)

                                                            FOR            AGAINST          ABSTAIN
2.  Appointment of the two nominees as External             / /              / /              / /
    Directors as required by the Israeli Companies
    Law, 1999.

3.  Approval and adoption of the Amended and                / /              / /              / /
    Restated Articles of Association of the
    Company.

4.  Approval of the indemnification of the                  / /              / /              / /
    Company's officers and directors, in advance,
    with respect to certain liabilities and in certain
    amounts.

5.  Ratification of the Appointment of the                  / /              / /              / /
    Company's Independent Auditors.

6.  Approval of the Auditor's Report, the Directors'        / /              / /              / /
    Report and the Consolidated Financial
    Statements of the Company for the Year Ended
    December 31, 1999.

    Discretionary authority is hereby granted with respect to such other matters as may properly come before the meeting.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY, USING THE ENCLOSED ENVELOPE.


Signature _____________________________________________________________________
Signature if held jointly____________________________  Dated:____________, 2000

NOTE: Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person. The above signed acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and the Proxy Statement furnished therewith.

                            PARADIGM GEOPHYSICAL LTD.
                THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
                 FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON NOVEMBER 30, 2000

The undersigned shareholder of Paradigm Geophysical Ltd. (the "Company") hereby appoints Eldad Weiss, Brian Berman and Jonathan Keller, and each of them acting singly, with power of substitution, the attorneys, agents and proxies of the undersigned and authorizes them to represent and vote on behalf of the undersigned, as designated, all of the shares of the Company that the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company to be held at 10:30 a.m. on November 30, 2000, and at any adjournment or postponement of such meeting for the purposes identified on the reverse side of this proxy and with the discretionary authority as to any other matters that properly come before the Annual General Meeting, in accordance with and as described in the Notice of Annual General Meeting of Shareholders and Proxy Statement. This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If this proxy is returned without direction being given, this proxy will be voted FOR proposals 1 through 6.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR EACH OF THE PROPOSALS NAMED ON THE REVERSE SIDE.

              (CONTINUED AND TO BE DATED AND SIGNED ON OTHER SIDE)